

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2020

Juan Carlos Mora Uribe
Chief Executive Officer
Bancolombia SA
Carrera 48 # 26-85, Avenida Los Industriales
Medellin, Colombia

  Re: Bancolombia SA
   Form 20-F for the Fiscal Year Ended December 31, 2018
   Filed April 25, 2019
   File No. 001-32535

Dear Mr. Uribe:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance